================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                     UNDER THE TRUST INDENTURE ACT OF 1939
                             ---------------------

                            THE DOW CHEMICAL COMPANY
                              (Name of Applicant)

                                2030 Dow Center
                            Midland, Michigan 48674
                    (Address of principal executive offices)
                             ---------------------

                  SECURITIES TO BE ISSUED UNDER THE INDENTURE
                                TO BE QUALIFIED


         Title of Class                                     Amount
         --------------                                     ------
   Debentures due January 15, 2009                    Up to $505,000,000


                    Approximate date of proposed Exchange:
                               February 2, 1999


   Name and address of agent for service:             with a copy to:

             John G. Scriven, Esq.                    Edward S. Best
 Vice President, General Counsel and Secretary     Mayer, Brown & Platt
           The Dow Chemical Company              190 South LaSalle Street
                2030 Dow Center                  Chicago, Illinois 60603
            Midland, Michigan 48673                   (312) 782-0600
                (517) 636-1000


================================================================================

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.

                                    GENERAL
                                    -------

     1.   General Information. Furnish the following information as to the
          -------------------
applicant:

     a.   Form of organization.  A corporation.

     b. State or other sovereign power under the laws of which organized. Delaware.

     2.   Securities Act exemption applicable.  State briefly the facts relied
          -----------------------------------
upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

     The Dow Chemical Company (the "Company"), a Delaware corporation, will offer, upon the terms and subject to the conditions set forth in the Exchange Circular (the "Exchange Circular") and the accompanying Letter of Transmittal (the "Letter of Transmittal," which, together with this Exchange Circular, constitute the "Exchange Offer"), to exchange its Debentures due 2009 (the "New Debentures") in an aggregate principal amount to be determined in the manner set forth in the Exchange Circular, for any and all of its $218,640,000 aggregate principal amount of outstanding 9% Debentures due April 1, 2021 (the "9% Debentures") and for any and all of its $183,976,000 aggregate principal amount of outstanding 8.85% Debentures due September 15, 2021 (the "8.85% Debentures" and, together with the 9% Debentures, the "Old Debentures") from the registered holders thereof.

     The Exchange Offer will be made exclusively to holders of the Company's Old Debentures and the Company will not pay any commission or other remuneration, directly or indirectly, to any person for soliciting such exchange. Accordingly, the issuance of the New Debentures pursuant to the Exchange Offer will be exempt from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act"), by virtue of the exemption provided by Section 3(a)(9) thereunder.

     There has not been nor will there be any sales of New Debentures by the Company or by or through an underwriter at or about the same time as the Exchange Offer.

     The Company has retained Merrill Lynch & Co. ("Merrill Lynch"), an investment banking firm, as its financial adviser in connection with the Exchange Offer. Merrill Lynch has not been retained to solicit any tenders pursuant to the Exchange Offer or to render any opinion as to the fairness of the Exchange Offer to the Company or to the holders of Old Debentures. For its services as financial adviser, Merrill Lynch is entitled to receive a fixed fee, regardless of whether or not the Exchange Offer is consummated. In addition, Merrill Lynch is to be reimbursed for certain out-of-pocket expenses.

     The Company has not retained any dealer-manager or similar agent in connection with the Exchange Offer and will not make any payments to brokers, dealers or others for soliciting acceptances of the Exchange Offer. The Company will, however, pay The Chase Manhattan Bank as Exchange Agent and Georgeson & Company Inc. as Information Agent reasonable and customary fees for their services and will reimburse them for their reasonable out-of-pocket expenses in connection therewith. The Company will also reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in forwarding copies of the Exchange Circular and related documents to the beneficial owners of Old Debentures and in handling or forwarding tenders on behalf of their customers.

     Officers, directors and employees of the Company may engage in the solicitation of holders of Old Debentures in connection with the Exchange Offer, but such employees will receive no additional compensation for such activities.

     A participation fee equal to 1.5% of the principal amount of Old Debentures tendered will be paid to tendering holders. No cash payment has been nor will be made by any holder of Old Debentures in connection with the issuance of the New Debentures pursuant to the Exchange Offer other than payment of any applicable taxes in accordance with the terms of the Exchange Circular and the Letter of Transmittal provided to holders of Old Debentures in connection with the Exchange Offer.

                                 AFFILIATIONS
                                 ------------

     3.   Affiliates.  Furnish a list or diagram of all affiliates of the
          ----------
applicant and indicate the respective percentages of voting securities or other bases of control.

                    SUBSIDIARIES OF THE DOW CHEMICAL COMPANY
                              At December 31, 1996

                                                               Location of
                                                              Incorporation     Percent
                                                             or Organization*  Ownership

The Dow Chemical Company                                     Delaware
   Arabian Chemical Company Limited                          Saudi Arabia             50
   Arabian Chemical Company (Latex) Limited                  Saudi Arabia             50
   DC Partnership Management Inc.                            Delaware                100
      DowBrands L.P. (6)                                     Delaware                  1
   DCOMCO, Inc.                                              Delaware                100
   DCU/LB Trust                                              California               50
   Derivados Petroquimicos Soc. De Inversion S.A.            Argentina                50
   Dexco Polymers                                            Texas                    50
   Diamond Capital Management Inc.                           Delaware                100
   Diamond Technology Partnership Company (7)                Delaware                 88
      Chemtech Royalty Associates, L.P. (8)                  Delaware                 81
         Chemtech Portfolio Inc.                             Texas                   100
      Ifco Inc.                                              Delaware                100
   Dofinco, Inc.                                             Delaware                100
   Dow Quimica Latin America SA                              Uruguay                 100
   Dow Austria Ges. mbH                                      Austria                 100
   Dow Centroamerica S./A.                                   Costa Rica              100
   Dow Centroamerica S/A                                     Guatemala               100
   Dow Chemical (Australia) Limited                          Australia               100
      Dow Australia Superannuation Fund A Pty Ltd            Australia               100
      Dow Australia Superannuation Fund B Pty Ltd            Australia               100
   Dow Chemical Canada Inc.                                  Canada                  100
      Dow Capital B.V.                                       Netherlands             100
      Dow International Financial Services                   Ireland                 100
         Dow Capital Public Limited Company                  Ireland                 100
      Dow International Service Center, NV                   Belgium                 100
      Dow Pipeline Ltd.                                      Canada                  100
      DowBrands Canada Inc.                                  Canada                  100
      Fort Saskatchewan Ethylene Storage                     Canada                   50
         Limited Partnership
      H-D Tech Inc.                                          Canada                   50
      1069284 Ontario Inc.                                   Canada                  100
   Dow Chemical (China) Ltd.                                 Delaware                100
   Dow Chemical Company Limited                              United Kingdom          100
      Cromarty Petroleum Company Limited                     United Kingdom           50
   Dow Chemical Delaware Corp.                               Delaware                100
   Dow Chemical (Hong Kong) Limited                          Hong Kong               100
   Dow Chemical International Inc. (Panama)                  Panama                  100
   Dow Chemical International Ltd.                           Delaware                100
      Dow Chemical Thailand Limited                          Thailand                100
      Petroquimica-Dow S.A. (Petrodow)                       Chile                    70
   Dow Chemical Japan Limited (10)                           Japan                    88
   Dow Chemical Korea Limited                                Korea                   100
   Dow Chemical (NZ) Limited                                 New Zealand             100
   Dow Chemical Pacific Limited                              Hong Kong               100
      Ulsan Pacific Chemical Corporation                     Korea                    80
   Dow Chemical (Singapore) Private Limited                  Singapore               100
   Dow Chemical Taiwan Ltd.                                  Taiwan                  100

   Dow Credit Corporation                                    Delaware                100
   Dow Deutschland Inc.                                      Delaware/German         100
      Dow Chemical Inter-American Limited                    Delaware                100
         Dow Quimica de Colombia S.A. (5)                    Colombia                 10
      Dow Deutschland Anlagengesellschaft GmbH               Germany                 100
      Dow Hungary Chemicals                                  Hungary                 100
         Limited Liability Company
      Dow Portugal Produtos Quimicos S.A.                    Portugal                100
      Dow Turkiye A.S. (3)                                   Turkey                   40
      DowBrands GmbH                                         Germany                 100
      Epoxital S.R.L.                                        Italy                    50
      Safechem Umwelt Service GmbH                           Germany                  51
   Dow Engineering Company                                   Delaware                100
      Dow Engineering, Inc.                                  Michigan                100
   Dow Environmental Inc.                                    Delaware                100
   Dow Europe Holding N.V.                                   Netherlands             100
      DowBrands Holding GmbH                                 Germany                 100
      Dow Belgium                                            Belgium                 100
      Dow Benelux N.V.                                       Netherlands             100
         C&P Botlek International BV                         Netherlands             100
            C&P Botlek International CV (4)                  Netherlands              10
         C&P Botlek International CV (4)                     Netherlands              90
         Polyol Belgium N.V. (11)                            Belgium                   1
         Rofan Automation and Information                    Netherlands             100
            Systems B.V.
      Dow Chemical Iberica S.A.                              Spain                    99
         DowBrands Espanola S.A.                             Spain                   100
         Transformadora De Estileno S.A.                     Spain                    50
      Dow Danmark A/S                                        Denmark                 100
      Dow France S.A.                                        France                  100
         DowBrands SA                                        France                  100
      Dow Italia S.p.A.                                      Italy                   100
         First Chemical Factoring SpA                        Italy                   100
      Dow Mideast Systems (2)                                Egypt                     1
      Dow Norge A/S                                          Norway                  100
      Dow Polska Sp.z.o.o.                                   Poland                  100
      Dow Southern Africa (Pty) Ltd.                         South Africa            100
      Dow Suomi OY                                           Finland                 100
      Dow Sverige AB                                         Sweden                  100
      Polyol International B.V.                              Netherlands             100
         Polyol Belgium N.V. (30)                            Belgium                  99
   Dow Europe S.A.                                           Switzerland             100
      Chemtech Royalty Associates, L.P. (8)                  Delaware                  1
      Dow Export S.A.                                        Switzerland             100
      Dow Mideast Systems (2)                                Egypt                     1
      Dow Turkiye A.S. (3)                                   Turkey                    1
   Dow Factoring Company S.A.                                Switzerland             100
   Dow Financial Holdings Inc.                               Delaware                100
   Dow Financial Services Inc.                               Delaware                100
      DowBrands L.P. (6)                                     Delaware                 38
      Dow Holdings Inc.                                      Delaware                100
         Dow Corning Corporation                             Michigan                 50
         Dow Hydrocarbons and Resources Inc.                 Delaware                100
            Cayuse Pipeline, Inc.                            Texas                   100
            Dow Intrastate Gas Company                       Louisiana               100
            Dow Pipeline Company                             Texas                   100

            Midland Pipeline Corp.                           Delaware                100
               Fort Saskatchewan Ethylene                    Canada                   50
                  Storage Corporation
            Promix L.L.C.                                    Texas                    50
   Dow Hellas A.E.                                           Greece                  100
   Dow International B.V.                                    Netherlands             100
   Dow Kakoh Kabushiki Kaisha                                Japan                    65
   Dow MidEast Systems (2)                                   Egypt                    98
   Dow Mitsubishi Chemical Ltd                               Japan                    50
   Dow Quimica Argentina S.A. (9)                            Argentina                55
   Dow Quimica Chilena S.A.                                  Chile                   100
      Anticorrosivos Industriales Limitada                   Chile                    50
   Dow Quimica de Colombia S.A. (5)                          Colombia                 90
   Dow Quimica Mexicana S.A. de C.V.                         Mexico                  100
      Dow Environmental de Mexico, S.A. de C.V.              Mexico                  100
   Dow Quimica S.A.                                          Brazil                  100
      Dow Quimica do Nordeste LTDA                           Brazil                  100
      EDN-Estireno Do Nordeste S A                           Brazil                   68
         EDN-Distribuidora Do Nordeste Ltda.                 Brazil                  100
         EDN-Poliestireno Do Sul Ltda.                       Brazil                  100
      Primera-Industria e Comercio Ltda.                     Brazil                  100
      Keytil Sociedad Anonima                                Uruguay                 100
   Dow Services Singapore Pte Ltd.                           Singapore               100
      Dow Financial Holdings Singapore Pte Ltd.              Singapore               100
      S.H.A. Holdings Pte  Ltd.                              Singapore               100
      G.Z. Holdings Pte Ltd.                                 Singapore               100
   Dow Trading S.A.                                          Switzerland             100
   Dow Turkiye A.S. (3)                                      Turkey                   59
   Dow Venezuela, C.A.                                       Venezuela               100
      CV Services Ltd.                                       Cayman Islands          100
   Dow-United Technologies Composite Products, Inc.          Delaware                 50
   DowBrands Inc.                                            Delaware                100
      DowBrands L.P. (6)                                     Delaware                 31
   El Dorado Terminals Company                               New Jersey               50
   Ensign Equipment Company, Inc.                            Japan                   100
   Essex Chemical Corporation                                New Jersey              100
      Pioneer Pharmaceuticals, Inc.                          New Jersey              100
   Essex Specialty Products, Inc.                            New Jersey              100
      Diamond Technology Partnership Company (7)             Delaware                 12
      Essex Specialty Products, Inc., Canada                 Canada                  100
      Expandite-Essex Pty. Limited                           Australia                50
      Gurit-Essex A.G.                                       Switzerland              50
   Etoxilados del Plata S.A.                                 Argentina               100
   FilmTec Corporation                                       Delaware                100
   Great Western Pipeline Company, Inc.                      California              100
   HD Polyurethane Company                                   Korea                    50
   INCA International SpA                                    Italy                    80
   Joliet Marine Terminal Trust Estate                       Illinois                 50
   Latin American Pharmaceuticals, Inc.                      Delaware                100
      Dow Quimica Argentina S.A. (9)                         Argentina                45
      Lepetit International Inc.                             Panama                  100
   Liana Limited                                             Delaware                100
      Dorinco Insurance (Ireland) Ltd.                       Ireland                 100
      Dorinco Reinsurance Company                            Michigan                100
      Dorintal Reinsurance Limited                           Bermuda                 100
      Timber Insurance Limited                               Bermuda                 100

   P.T. Dow Polymers Indonesia                                         Indonesia                80
   P.T. Pacific Indomas Plastic Indonesia                              Indonesia                50
   Petroquimica Bahia Blanca S.A.I.C.                                  Argentina                63
   Petrochemical Investment Co.                                        Cayman Islands           50
   Polisur S.A.                                                        Argentina                70
   Productos Quimicos Peruanos S/A                                     Peru                    100
   Raven Group Ltd.                                                    Delaware                100
      Generon Systems Canada                                           Canada                  100
   Rofan Services Inc.                                                 Delaware                100
      Airco Generon Systems LP                                         Delaware                 50
      DH Compounding Company                                           Delaware                 50
      DowAgroSciences LLC                                              Indiana                  60
         DERe Insurance Company                                        Indiana                 100
         Dintec Agrichemicals                                          Indiana                  66
         DowAgroSciences LLC Agricultural Products Limited             Mauritius               100
         DowAgroSciences LLC (Barbados) Limited                        Barbados                100
         DowAgroSciences LLC China Ltd.                                Delaware                100
         DowAgroSciences LLC International Ltd.                        Delaware                100
            DowAgroSciences LLC (Thailand) Ltd.                        Thailand                100
         Mycogen Corporation                                           Indiana                 100
      DowAgroSciences LLC B.V.                                         Netherlands              60
         Dintec Agroquimica Produtos Quimicos Lda                      Portugal                 66
         Dow Chemical Japan Limited (10)                               Japan                    12
         DowAgroSciences LLC Argentina S.A.                            Argentina               100
         DowAgroSciences LLC Asia Pacific Sdn Bhd                      Malaysia                100
         DowAgroSciences LLC Australia Limited                         Australia               100
         DowAgroSciences LLC Canada Inc.                               Canada                  100
         DowAgroSciences LLC Chile S.A.                                Chile                   100
         DowAgroSciences LLC Costa Rica S/A                            Costa Rica              100
         DowAgroSciences LLC Danmark A/S                               Denmark                 100
         DowAgroSciences LLC de Colombia S.A.                          Colombia                100
         DowAgroSciences LLC Export S.A.                               France                  100
         DowAgroSciences LLC GmbH                                      Germany                 100
         DowAgroSciences LLC Guatemala S/A                             Guatemala               100
         DowAgroSciences LLC Iberica S.A.                              Spain                   100
         DowAgroSciences LLC Industrial Ltda.                          Brazil                  100
         DowAgroSciences LLC Italia S.r.L.                             Italy                   100
         DowAgroSciences LLC Limited                                   United Kingdom          100
         DowAgroSciences LLC (Malaysia) Sdn Bhd                        Malaysia                100
         DowAgroSciences LLC Mexicana, S.A. de C.V.                    Mexico                  100
         DowAgroSciences LLC (NZ) Limited                              New Zealand             100
         DowAgroSciences LLC Pacific Limited                           Hong Kong               100
         DowAgroSciences LLC Paraguaya S.A.                            Paraguay                100
         DowAgroSciences LLC Pfanzenschutzmittel Vertriebs G.m.b.H.    Austria                 100
         DowAgroSciences LLC S.A.                                      France                  100
         DowAgroSciences LLC Southern Africa (Pty) Ltd.                South Africa            100
         DowAgroSciences LLC Sverige AB                                Sweden                  100
         DowAgroSciences LLC Taiwan Ltd.                               Taiwan                  100
         DowAgroSciences LLC Tarim A.S.                                Turkey                  100
         DowAgroSciences LLC Uruguay SA                                Uruguay                 100
         DowAgroSciences LLC Venezuela, C.A.                           Venezuela               100
         P.T. Pacific Chemicals Indonesia                              Indonesia               100
      Wenben, Inc.                                                     Delaware                100
         DuPont Dow Elastomers L.L.C.                                  Delaware                 50
   Styron Asia Limited                                                 Hong Kong                50
   Sumitomo Dow Limited                                                Japan                    50

   Zhejiang Pacific Chemical Corporation                     China                    50

(1)  This number intentially left blank.
(2) The Dow Chemical Company effective ownership of this company is 100% of which The Dow Chemical Company owns 98%, Dow Europe Holding N.V. owns 1% and Dow (Europe) S.A. owns 1%.
(3) The Dow Chemical Company effective ownership of this company is 100% of which The Dow Chemical Company owns 59%, Dow Deutschland Inc. owns 40% and Dow (Europe) S.A. owns 1%.
(4) The Dow Chemical Company effective ownership of this company is 100% of which Dow Benelux N.V. owns 90% and C&P Botlek International BV owns 10%.
(5) The Dow Chemical Company effective ownership of this company is 100% of which The Dow Chemical Company owns 90% and Dow Chemical Inter-American Limited owns 10%.
(6) The Dow Chemical Company effective ownership of this company is 68.98% of which DowBrands Inc. owns 31.02%, Dow Financial Holdings Inc. owns 37.92% and DC Partnership Management Inc. owns .04%
(7) The Dow Chemical Company effective ownership of this company is 100% of which The Dow Chemical Company owns 88.4848% and Essex Specialty Products owns 11.5152%.
(8) The Dow Chemical Company effective ownership of this company is 82.1627% of which Diamond Technology Partnership Company owns 81.0972%, and Dow (Europe) S.A. owns 1.0655%.
(9) The Dow Chemical Company effective ownership of this company is 100% of which The Dow Chemical Company owns 54.75% and Latin American Pharmaceuticals, Inc. owns 45.25%
(10) The Dow Chemical Company effective ownership of this company is 95% of which The Dow Chemical Company owns 87.5% and DowElanco B.V. (whose effective ownership by The Dow Chemical Company is 60%) owns 12.5%.
(11) The Dow Chemical Company effective ownership of this company is 100% of which Dow Benelux NV owns .5% and Polyol International BV owns 99.5%.

                             MANAGEMENT AND CONTROL
                             ----------------------

     4.   Directors and Executive Officers.  List the names and complete mailing
          --------------------------------
addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

     Directors.  Listed below is the name of each director of the Company and
     ---------
all offices with the Company held by each such person. The mailing address of each such person is c/o The Dow Chemical Company, 2030 Dow Center, Midland, Michigan 48674.

     Name                       Position with the Company
     ----                       -------------------------

     Arnold A. Allemang         Vice President, Operations; Director
     Jacqueline K. Barton       Director
     David T. Buzzelli          Senior Consultant; Director
     Anthony J. Carbone         Executive Vice President; Director
     John C. Danforth           Director
     Willie D. Davis            Director
     Joseph L. Downey           Senior Consultant; Director
     Enrique C. Falla           Senior Consultant; Director
     Barbara Hackman Franklin   Director
     Allan D. Gilmour           Director
     Michael D. Parker          Executive Vice President; Director
     Frank P. Popoff            Chairman of the Board; Director
     J. Pedro Reinhard          Executive Vice President and Chief Financial
                                Officer; Director
     Harold T. Shapiro          Director
     William S. Stavropoulos    President and Chief Executive Officer; Director
     Paul G. Stern              Director

     Executive Officers.  Listed below is the name of each executive officer of
     ------------------
the Company and all offices with the Company held by each such person. The mailing address of each such person is c/o The Dow Chemical Company, 2030 Dow Center, Midland, Michigan 48674.

     Name                       Position with the Company
     ----                       -------------------------

     Frank P. Popoff            Chairman of the Board
     William S. Stavropoulos    President and Chief Executive Officer
     J. Pedro Reinhard          Executive Vice President and Chief Financial
                                Officer
     Anthony J. Carbone         Executive Vice President
     Michael D. Parker          Executive Vice President

     5.   Principal owners of voting securities.  Furnish the following
          -------------------------------------
information as to each person owning 10 percent or more of the voting securities of the applicant.

                            As of December 31, 1998

                                     None.


                                 UNDERWRITERS
                                 ------------

     6.   Underwriters.  Give the name and complete mailing address of (a) each
          ------------
person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

     (a)

      Name and Address             Date        Securities
      ----------------             ----        ----------
      Merrill Lynch International  July 1997   $200,000,000 of 6 5/8% Notes due 2002
       As Lead Manager
      Ropemaker Place
      25 Ropemaker Street
      London EC2Y 9LY

     (b) The New Debentures are offered by the Company exclusively to its current noteholders in exchange for Old Debentures pursuant to Section 3(a)(9) under the 1933 Act. Accordingly, the Company has not and will not retain an underwriter with respect to the issuance of the New Debentures.


                               CAPITAL SECURITIES
                               ------------------

     7.   Capitalization.  (a) Furnish the following information as to each
          --------------
authorized class of securities of the applicant.

                         As of December 31, 1998/1-/

                                                       Amount                    Amount
Title of Class                                         Authorized                Outstanding
--------------                                         ----------                -----------
Common Stock, $2.50 par value                          500,000,000 shares           221,340,159

Preferred Stock, $1.00 par value                       250,000,000 shares             1,372,846

4.63% Notes due 2000                                   CHF150,000,000            CHF150,000,000

5.00% Notes due 1999                                   DEM300,000,000            DEM150,000,000

7.80% Notes due 1999                                   US$40,000,000             US$40,000,000

9.42% Guaranteed Amortizing ESOP Notes due 2004        US$138,000,000            US$84,300,268

6.38% Notes due 2001                                   Y25,000,000,000           Y25,000,000,000

5% Notes due 2003                                      EURO150,000,000           EURO150,000,000

9.04% Notes due 2000                                   US$10,000,000             US$10,000,000

7.75% Notes due 2000                                   US$50,000,000             US$50,000,000

6.63% Notes due 2002                                   US$200,000,000            US$200,000,000

7 3/8% Guaranteed Notes due July 15, 2002              US$150,000,000            US$145,500,000

9.35% Notes due 2002                                   US$200,000,000            US$193,720,000

7 1/8% Guaranteed Notes due 2003                       US$150,000,000            US$147,500,000

9.35% Notes due 2005                                   US$21,000,000             US$21,000,000

9.20% Notes due 2005                                   US$10,000,000             US$10,000,000

9.20% Notes due 2005                                   US$24,340,000             US$24,340,000

8.63% Debentures due 2006                              US$200,000,000            US$187,500,000

8.55% Debentures due 2009                              US$150,000,000            US$138,525,000

8.90% Notes due 2010                                   US$20,000,000             US$16,400,000

8.50% Notes due 2010                                   US$50,000,000             US$50,000,000

9% Guaranteed Debentures due 2010                      US$150,000,000            US$90,950,000

9.20% Guaranteed Debentures due 2010                   US$200,000,000            US$181,400,000

6.85% Debentures due 2013                              US$150,000,000            US$137,750,000

8.85% Debentures due 2021                              US$200,000,000            US$183,976,000

9% Debentures due 2021                                 US$250,000,000            US$218,640,000

8.64% Notes due 2022                                   US$150,000,000            US$120,750,000

8.70% Guaranteed Sinking Fund Debentures due 2022      US$150,000,000            US$94,750,000

7.38% Debentures due 2023                              US$150,000,000            US$150,000,000

(b) All shares of common stock are identical and have one vote.
-------------------------
/1/


/1/ In addition, the Company grants stock options, stock appreciation rights and
 - restricted stock awards under employee benefit plans of the Company and its subsidiaries.

    (b)  All shares of common stock are identical and have one vote.


                             INDENTURE SECURITIES
                             --------------------

     8.   Analysis of indenture provisions.  Insert at this point the analysis
          --------------------------------
of indenture provisions required under Section 305(a)(2) of the Act.

     The New Debentures will be issued under the Indenture dated as of January 15, 1990, between the Company and The Chase Manhattan Bank, as Trustee. The following summaries of certain provisions of the New Debentures and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definition therein of certain terms. Certain defined terms in the Indenture are capitalized herein. Section numbers below refer to provisions of the Indenture.

     (a)  Default under the Indenture.
          ---------------------------

     An Event of Default with respect to the New Debentures is defined in the Indenture as being: (a) default by the Company for 30 days in the payment of any installment of interest on the New Debentures; (b) default by the Company in the payment of any principal on the New Debentures; (c) default by the Company in the performance of any of the covenants or warranties in the Indenture contained therein for the benefit of the New Debentures which shall not have been remedied within a period of 90 days after receipt of written notice by the Company from the Trustee or by the Company and the Trustee for the Holders of not less than 25% in principal amount of the New Debentures then outstanding; or (d) certain events of bankruptcy, insolvency or reorganization of the Company. No Event of Default described in (a), (b) or (c) above with respect to a particular series of Debt Securities issued under the Indenture necessarily constitutes an Event of Default with respect to any other series of Debt Securities issued under the Indenture.

     The Indenture provides that if an Event of Default under clause (a), (b) or
(c) above (but only if the Event of Default under clause (c) is with respect to less than all series of Debt Securities then outstanding) shall have occurred and be continuing, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the then outstanding New Debentures may declare the principal of all the New Debentures, together with accrued interest thereon, to be due and payable immediately. If an Event of Default under clause (c) (if the Event of Default under clause (c) is with respect to all of the series of Debt Securities then outstanding) above shall have occurred and be continuing, either the Trustee or the Holders of not less than 25% in the aggregate principal amount of all the Debt Securities then outstanding (treated as one class), may declare the principal of all the Debt Securities then outstanding, together with accrued interest, to be due and payable immediately. Upon certain conditions thereon, such declaration (including a declaration caused by a default in the payment of principal or interest, the payment for which has subsequently been provided) may be annulled by the Holders of a majority in principal amount of the New Debentures then outstanding or all Debt Securities treated as one class, as the case may be, as were entitled to declare such default. In addition, past defaults may be waived by the Holders of a majority in principal amount of the New Debentures or all Debt Securities treated as one class, as the case may be, as were entitled to declare such default, except a default in the payment of the principal of or interest on the New Debentures or in respect of a covenant or provision of the Indenture which cannot be modified or amended without the approval of the Holder of each New Debenture so affected.

     The Trustee is required to transmit to Securityholders notice in the manner and to the extent provided in the Indenture, of all defaults which have occurred with respect to the New Debentures, such notice to be transmitted within 90 days after the occurrence thereof, unless such defaults shall have been cured before the giving of such notice (the term "default" or "defaults" for the purposes of this Section being hereby defined to mean any event or condition which is, or with notice or lapse of time or both would become, an Event of Default); provided that, except in the case of default in the payment of the principal of or interest on any of the New Debentures, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee, or a trust committee of directors or trustees or responsible officers of the Trustee in good faith determines that the withholding of such notice is in the interests of the Securityholders.

     (b)  Authentication and Delivery
          ---------------------------

     The Trustee will authenticate and deliver the aggregate principal amount of New Debentures calculated as provided in the Exchange Circular upon delivery to the Trustee by the Company of the orders, certificates and opinions described in the Indenture. Only New Debentures authenticated by the Trustee will be entitled to the benefits of the Indenture or be valid or obligatory for any purpose. The Trustee's certificate of authentication shall be conclusive evidence of due authentication and delivery.

     The Company will not receive any proceeds from the issuance and authentication of the New Debentures.

     (c)  Release or Substitution of Property.
          -----------------------------------

     Not Applicable. The Indenture securities are unsecured obligations of the Company.

     (d)  Satisfaction and Discharge
          --------------------------

     The Indenture (except for certain specified surviving obligations including, among other things, the Company's obligation to pay the principal of and interest on the New Debentures) will be discharged and canceled upon the satisfaction of certain conditions, including the payment of all the New Debentures or the deposit with the Trustee of cash or U.S. Government Obligations or a combination thereof sufficient for such payment or redemption in accordance with the Indenture and the terms of the New Debentures.

     (e)  Evidence of Compliance
          ----------------------

     The Company is required to deliver to the Trustee on or before July 1 in each year an officer's certificate, stating that in the course of the performance of their duties as officers of the Company they would normally have knowledge of any default by the Company in the performance or fulfillment of any covenant, agreement or condition contained in the Indenture, stating whether or not they have knowledge of any such default and, if so, specifying each such default of which the signers have knowledge and the nature thereof.

     9.   Other obligors.  Give the name and complete mailing address of any
          --------------
person, other than the applicant, who is an obligor upon the indenture securities.

                                      NONE

     Contents of application for qualification.  This application for
     -----------------------------------------
qualification comprises:

     (a)   Pages numbered 1 to 13, consecutively.

     (b) The statement of eligibility and qualification on Form T-1 of The Chase Manhattan Bank, as Trustee under the Indenture to be qualified with respect to the New Debentures.

     (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee:

     Exhibit T3A.  A copy of the Restated Certificate of Incorporation of the
                   Company, as amended to date (Incorporated by reference to Exhibit 3(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 1992)

     Exhibit T3B.  A copy of the Bylaws of the Company as currently in effect
                   (Incorporated by reference to Exhibit 3(ii) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998)

     Exhibit T3C.  Indenture, dated as of December 15, 1989, between the Company and The Chase Manhattan Bank (Incorporated by reference to
                   Exhibit 4.1 to the Company's Registration Statement on Form S-3 (No. 33-32714))

     Exhibit T3D.  Not applicable.

     Exhibit T3E.  Exchange Circular dated January 5, 1999 and the related
                   Letter of Transmittal.

     Exhibit T3F.  See the Cross-Reference Table contained in the Indenture attached as Exhibit T3C.

                                   SIGNATURE
                                   ---------

    Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, The Dow Chemical Company, a corporation organized and existing under the laws of Delaware, has duly caused this Form T-3 to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Midland, State of Michigan, on the 5th day of January, 1999.

[SEAL]                              THE DOW CHEMICAL COMPANY


                                    By: /s/ J. P. Reinhard
                                       ---------------------------------------
                                      Title: Executive Vice President and
                                               Chief Financial Officer
ATTEST:

By: /s/ J. G. Scriven
   --------------------
   Title: Vice President, General
            Counsel and Secretary

      ___________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549
                           _________________________

                                   FORM  T-1

                            STATEMENT OF ELIGIBILITY
                    UNDER THE TRUST INDENTURE ACT OF 1939 OF
                   A CORPORATION DESIGNATED TO ACT AS TRUSTEE
                  ___________________________________________
              CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF
                A TRUSTEE PURSUANT TO SECTION 305(b)(2) ________
                    ________________________________________

                            THE CHASE MANHATTAN BANK
              (Exact name of trustee as specified in its charter)


NEW YORK                                                          13-4994650
(State of incorporation                                      (I.R.S. employer
if not a national bank)                                      identification No.)

270 PARK AVENUE
NEW YORK, NEW YORK                                                   10017
(Address of principal executive offices)                           (Zip Code)


                               William H. McDavid
                                General Counsel
                                270 Park Avenue
                            New York, New York 10017
                              Tel:  (212) 270-2611
           (Name, address and telephone number of agent for service)
                  ____________________________________________
                            THE DOW CHEMICAL COMPANY
              (Exact name of obligor as specified in its charter)


DELAWARE                                                         38-1285128
(State or other jurisdiction of                              (I.R.S. employer
incorporation or organization)                               identification No.)

2030 DOW CENTER
MIDLAND, MICHIGAN                                                    48674
(Address of principal executive offices)                          (Zip Code)

                  ____________________________________________

                        DEBENTURES DUE JANUARY 15, 2009
                      (Title of the indenture securities)

          ___________________________________________________________

                                    GENERAL

Item 1. General Information.

        Furnish the following information as to the trustee:

        (a) Name and address of each examining or supervising authority to which it is subject.

            New York State Banking Department, State House, Albany, New York 12110.

            Board of Governors of the Federal Reserve System, Washington, D.C., 20551

            Federal Reserve Bank of New York, District No. 2, 33 Liberty Street, New York, N.Y.

            Federal Deposit Insurance Corporation, Washington, D.C., 20429.


        (b) Whether it is authorized to exercise corporate trust powers.

            Yes.


Item 2. Affiliations with the Obligor.

        If the obligor is an affiliate of the trustee, describe each such affiliation.

        None.

Item 16. List of Exhibits

         List below all exhibits filed as a part of this Statement of Eligibility.

         1. A copy of the Articles of Association of the Trustee as now in effect, including the Organization Certificate and the Certificates of Amendment dated February 17, 1969, August 31, 1977, December 31, 1980, September 9, 1982, February 28, 1985, December 2, 1991 and July 10, 1996 (see Exhibit 1 to Form T-1 filed in connection with Registration Statement No. 333-06249, which is incorporated by reference).

         2. A copy of the Certificate of Authority of the Trustee to Commence Business (see Exhibit 2 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference. On July 14, 1996, in connection with the merger of Chemical Bank and The Chase Manhattan Bank (National Association), Chemical Bank, the surviving corporation, was renamed The Chase Manhattan Bank).

         3. None, authorization to exercise corporate trust powers being contained in the documents identified above as Exhibits 1 and 2.

         4. A copy of the existing By-Laws of the Trustee (see Exhibit 4 to Form T-1 filed in connection with Registration Statement No. 333-06249, which is incorporated by reference).

         5. Not applicable.

         6. The consent of the Trustee required by Section 321(b) of the Act (see Exhibit 6 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference. On July 14, 1996, in connection with the merger of Chemical Bank and The Chase Manhattan Bank (National Association), Chemical Bank, the surviving corporation, was renamed The Chase Manhattan Bank).

         7. A copy of the latest report of condition of the Trustee, published pursuant to law or the requirements of its supervising or examining authority.

         8. Not applicable.

         9. Not applicable.

                                   SIGNATURE

      Pursuant to the requirements of the Trust Indenture Act of 1939 the Trustee, The Chase Manhattan Bank, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York, on the 4TH DAY of JANUARY, 1999.

                                   THE CHASE MANHATTAN BANK

                                   BY /s/ JOANNE ADAMIS
                                     -------------------------------------------
                                      JOANNE ADAMIS
                                      SECOND VICE PRESIDENT

Item 16. List of Exhibits

         List below all exhibits filed as a part of this Statement of Eligibility.

         1. A copy of the Articles of Association of the Trustee as now in effect, including the Organization Certificate and the Certificates of Amendment dated February 17, 1969, August 31, 1977, December 31, 1980, September 9, 1982, February 28, 1985, December 2, 1991 and July 10, 1996 (see Exhibit 1 to Form T-1 filed in connection with Registration Statement No. 333-06249, which is incorporated by reference).

         2. A copy of the Certificate of Authority of the Trustee to Commence Business (see Exhibit 2 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference. On July 14, 1996, in connection with the merger of Chemical Bank and The Chase Manhattan Bank (National Association), Chemical Bank, the surviving corporation, was renamed The Chase Manhattan Bank).

         3. None, authorization to exercise corporate trust powers being contained in the documents identified above as Exhibits 1 and 2.

         4. A copy of the existing By-Laws of the Trustee (see Exhibit 4 to Form T-1 filed in connection with Registration Statement No. 333-06249, which is incorporated by reference).

         5. Not applicable.

         6. The consent of the Trustee required by Section 321(b) of the Act (see Exhibit 6 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference. On July 14, 1996, in connection with the merger of Chemical Bank and The Chase Manhattan Bank (National Association), Chemical Bank, the surviving corporation, was renamed The Chase Manhattan Bank).

         7. A copy of the latest report of condition of the Trustee, published pursuant to law or the requirements of its supervising or examining authority.

         8. Not applicable.

         9. Not applicable.

                                   SIGNATURE

      Pursuant to the requirements of the Trust Indenture Act of 1939 the Trustee, The Chase Manhattan Bank, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York, on the 4TH day of JANUARY, 1999.

                                   THE CHASE MANHATTAN BANK

                                       BY  /s/ JOANNE ADAMIS
                                          ------------------------------
                                           /s/ JOANNE ADAMIS
                                               SECOND VICE PRESIDENT

                             Exhibit 7 to Form T-1


                                Bank Call Notice

                             RESERVE DISTRICT NO. 2
                      CONSOLIDATED REPORT OF CONDITION OF

                            The Chase Manhattan Bank
                  of 270 Park Avenue, New York, New York 10017
                     and Foreign and Domestic Subsidiaries,
                    a member of the Federal Reserve System,

                   at the close of business June 30, 1998, in accordance with a call made by the Federal Reserve Bank of this District pursuant to the provisions of the Federal Reserve Act.


                                            DOLLAR AMOUNTS
               ASSETS                                                      IN MILLIONS
Cash and balances due from depository institutions:
  Noninterest-bearing balances and
  currency and coin................................                          $ 12,546
  Interest-bearing balances........................                             6,610
Securities:........................................
Held to maturity securities........................                             2,014
Available for sale securities......................                            46,342
Federal funds sold and securities purchased under
  agreements to resell.............................                            27,489
Loans and lease financing receivables:
  Loans and leases, net of unearned income          $129,281
  Less: Allowance for loan and lease losses            2,796
  Less: Allocated transfer risk reserve............        0
                                                    --------
  Loans and leases, net of unearned income,
  allowance, and reserve...........................                           126,485
Trading Assets.....................................                            58,015
Premises and fixed assets (including capitalized
  leases)..........................................                             3,001
Other real estate owned............................                               260
Investments in unconsolidated subsidiaries and
  associated companies.............................                               255
Customers' liability to this bank on acceptances
  outstanding......................................                             1,245
Intangible assets..................................                             1,492
Other assets.......................................                            16,408
                                                                             --------
TOTAL ASSETS.......................................                          $302,162
                                                                             ========

                                  LIABILITIES

Deposits
  In domestic offices.....................................................  $ 99,347
  Noninterest-bearing ..................................... $41,566
  Interest-bearing ........................................  57,781
  In foreign offices, Edge and Agreement,
  subsidiaries and IBF's..................................................    80,602
Noninterest-bearing ....................................... $ 4,109
  Interest-bearing ........................................  76,493

Federal funds purchased and securities sold under agree-
ments to repurchase.......................................................    37,760
Demand notes issued to the U.S. Treasury..................................     1,000
Trading liabilities.......................................................    42,941

Other borrowed money (includes mortgage indebtedness
  and obligations under capitalized leases):
  With a remaining maturity of one year or less...........................     4,162
With a remaining maturity of more than one year.
       through three years................................................       213
  With a remaining maturity of more than three years......................       106
Bank's liability on acceptances executed and outstanding                       1,245
Subordinated notes and debentures.........................................     5,408
Other liabilities.........................................................    11,796

TOTAL LIABILITIES.........................................................   284,580
                                                                            --------

                                 EQUITY CAPITAL

Perpetual preferred stock and related surplus                                      0
Common stock..............................................................     1,211
Surplus  (exclude all surplus related to preferred stock).................    10,441
Undivided profits and capital reserves....................................     5,916
Net unrealized holding gains (losses)
on available-for-sale securities..........................................        (2)
Cumulative foreign currency translation adjustments.......................        16

TOTAL EQUITY CAPITAL......................................................    17,582
                                                                            --------
TOTAL LIABILITIES AND EQUITY CAPITAL......................................  $302,162
                                                                            ========

I, Joseph L. Sclafani, E.V.P. & Controller of the above-named bank, do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

                    JOSEPH L. SCLAFANI

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the in-structions issued by the appropriate Federal regulatory authority and is true and correct.

                    WALTER V. SHIPLEY       )
                    THOMAS G. LABRECQUE     ) DIRECTORS
                    WILLIAM B. HARRISON, JR.)